November 15, 2004

VIA OVERNIGHT DELIVERY

David Lyon, Esquire
Mail Stop: 0408
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Community Bancorp Reply to Comment Letter dated November 5, 2004 re: S-1 Filed September 30, 2004 File No. 333-119395

Dear Mr. Lyon:

     On behalf of our client, Community Bancorp Inc. (“Community”), this letter will reply to Staff’s comment letter dated November 5, 2004, concerning the above captioned filings.

     Our numbered responses below correspond to the numbered comments in Staff’s letter. We also enclose pre-effective amendment No.1 that is blacklined against the Registration Statement filed September 30, 2004. The pre-effective amendment was filed with the Commission as of today.

     1. Community has added a price range to the cover page of the prospectus and made corresponding changes throughout the Registration Statement to reflect such information.

     2. Community has disclosed on the Cover Page that certain directors are included within the Selling Shareholder group. There are no officers of Community included within the group. See also page 85.

     3. Community has eliminated the promotional language over which you expressed concern. Additionally, Community has also added a new paragraph under “Community Bancorp” on page 1 in an attempt to balance the presentation. Please see page 1.

     4. Pro forma information is already disclosed in the “Capitalization” and “Dilution” sections. Additionally, there are several references throughout the document to the pro forma effect of SARs. In response to your comment, however, we have added a sentence at the end of

David Lyon, Esq.
United States Securities and Exchange Commission
November 15, 2004

the new paragraph referred to in the response to comment 3 to the effect that earnings per share and return on equity may be diluted as a result of this offering.

     5. Community has retained the compound growth rates which it believes to be accurate and fair disclosure. Providing yearly growth rates for five years could overwhelm the reader. We have, however, disclosed that for the first nine months assets grew at a 15% growth rate, which would indicate slower growth than historical results. Also, in an attempt to balance the presentation, Community has added the paragraph discussed in the response to Comment 3. By disclosing Community’s results in large part have been fueled by the growth in the market place and could be adversely impacted by diminished growth in the marketplace, we believe that the impact that the compound growth rates might otherwise have on the reader is significantly dampened. Please see page 1.

     6. Community has made the necessary disclosure and reconciled the referenced disclosure. Please see page 7.

     7. Community has grouped the risk factors that you referenced in a new subsection called “Risks Relating to the Banking Industry” which was placed at the end of the Risk Factors section. While we accept your point that these are risks generic to the banking industry, they are nonetheless risks which are not present in every business. None of these risks appear to provide any factors that are unique to Community. Please see page 16.

     8. While we understand the argument in favor of potentially including this risk factor under the second risk factor on page 9 (which is more generic), we respectfully submit that the “California risk” is significant enough that it deserves separate disclosure.

     9. Community has substantially modified the cautionary note by eliminating generic concepts. Please see page 18.

     10. Community has clarified the disclosure on page 21 and elsewhere to make it clear that we will use the actual fair value to record the liability upon completion of the offering.

     11. Community has added a separately captioned section that discloses off-balance sheet arrangements. Please see page 52.

     12. Community has added additional disclosure concerning the bond claim. Please see page 42.

     13. Community has made the requested revisions here and in the financial statements. Please see page 47.

     14. Community has made appropriate corrections to this table. Please see page 47.

     15. Community has made clarifying revisions. Please see page 48.

David Lyon, Esq.
United States Securities and Exchange Commission
November 15, 2004

     16. Community has made the requested addition. Please see page 54. Community has also added similar disclosure on page 20 under “Trading History and Dividend Policy.”

     17. Community has added disclosure concerning Community’s past practices. Please see page 61.

     18. Community has conformed the presentation to the extent feasible. Please see pages 62-63. While for financial reporting purposes construction loans may be required as a separate line entry, Community views such lending as part of its commercial and residential real estate portfolio from a functional standpoint. We have attempted to leave a road map for the reader on how to reconcile the tabular disclosure to the headings used in the loan discussion.

     19. Community has added disclosure concerning management’s objectives for fixed and variable rate loans. Please see page 62.

     20. Community has added disclosure concerning loan syndications and loan participations. Community believes that the percentage of syndications to total loans is not material and has, therefore, concluded that separate line item disclosure is not required. Please see page 62.

     21. Community has clarified footnote (2). Please see page 81.

     22. Community has modified this section. In addition, Community respectfully notes that it has already included disclosure in the Underwriting section that describes the various factors considered in determining the offering price. Community has expanded the list of factors in response to this comment. Please see page 90.

     In addition, Community respectfully notes that, although it has put a range of estimated prices on the cover page of the prospectus, the actual price may fall within or without that range depending on market conditions and actual investor demand at the time we price the offering.

     While Community and the underwriters are aware of and considered trading multiples to net income and book value of other publicly traded bank holding companies as one of the factors described above in determining their position on the price range set forth on the cover page, such range was not fixed by applying any quantitative formula. Such quantitative analysis does not take into consideration other important non-quantitative factors such as the receptivity to and relative attractiveness of Community’s common stock in the market, the perceived prospects of the local economy and Community’s business, and an evaluation of Community’s management team. In the final analysis the final price is heavily influenced by whether there is sufficient demand for the offered shares at a particular price.

     As stated in the prospectus, on page 19 of the initial S-1, there has been no public market in Community’s common stock. The common stock is traded only occasionally by individuals generally on a privately negotiated basis. Therefore, trading prices are an unreliable measure of

David Lyon, Esq.
United States Securities and Exchange Commission
November 15, 2004

fair value and accordingly, Community will not rely on recent trading prices in determining the offering price.

     With respect to your request to reconcile any significant differences between the price in this offering and any recent option grant prices, the following provides a recap of option grants in the last twelve months:

•	10,000 stock options (as adjusted for the stock split) were granted to an employee in January 2004 with an exercise price of $8.80 (approximately 1.3 times book value per share) with estimated fair value determined by Community’s Board of Directors. These options vest over three years. At the time of the grant, Community was not in discussion concerning this offering.

•	10,000 stock options (as adjusted for the stock split) were granted to an employee in April 2004 with an exercise price of $10.40 (approximately 1.45 times book value per share) with estimated fair value determined by Community’s Board of Directors. These options vest over three years. At the time of the grant, Community was not in discussion concerning this offering.

•	Effective September 27, 2004, the Board of Directors approved the granting of 175,000 stock options (as adjusted for the stock split) for key officers and directors (30,000 of the total to outside directors) with the exercise price to be determined by an independent valuation specialist. 80,000 of the stock options vest immediately and the remaining vest over five years. Subsequent to September 30, 2004, Community received the valuation report which estimated the value of the minority interest in Community’s common stock to be $15.00 (as adjusted for the stock split). Accordingly, the exercise price has been fixed at such price. Please see pages 80 and 81. The exercise price represents an approximate 20% discount (based on the mid-point of the range on cover). This discount relates to the lack of marketability, factors taking into account the possibility that no offering is completed and/or may not be completed at the current estimated range of $18-20 as well as the vesting schedule on the remaining 95,000 options.

     23. Community has deleted the qualifications in the middle of the paragraph. We believe that no further revisions are required. Please see page 93.

     24. Community has added disclosure in footnote 1 to both the interim and the audited financial statements concerning stock dividends distributable and the basis for presentation. Please see pages F-6 and F-25.

     25. Community has added disclosure to footnote 1 to the interim financial statements disclosing that there were not material changes in capital structure. Please see page F-5.

     26. The column headers have been revised. Please see page F-2.

David Lyon, Esq.
United States Securities and Exchange Commission
November 15, 2004

     27. Disclosure has been added to the footnote reflecting how the liability was reflected pursuant to FIN 45. Please see page 10. Community has also made a corresponding change in the audited financial statements. Please see page F-31.

     28. The reference to note F-10 has been removed. It was apparently only an error on the EDGAR version.

     29. Community has made conforming changes in the audited financial statements to the extent required.

     30. Community has made the requested clarifications by removing the word “stock.” The amount disclosed represents total dividends per share (both stock and cash dividends) and is disclosed pursuant to Regulation S-X.

     31. The cash dividends declared on the statement of stockholders equity for 2002 is $137. The cash dividends paid on the statement of cash flows for 2002 is $275. The difference relates to the fact that $138 of the cash dividend declared in 2001 was payable as of December 31, 2001 and paid in 2002. This has been reconciled in the financial statements by adding a line item under Supplemental Disclosure on F-17 that notes the “change in cash dividends payable.”

     32. Management has reviewed paragraph 143 of SFAS 123. Pursuant to SFAS 123, Community has utilized the minimum value method for computing pro forma compensation cost as permitted pursuant to SFAS 123 for nonpublic entities. As a public company, Community will utilize an option pricing model that incorporates volatility beginning with all future stock options grants, including the options referred to in Note 8 to the interim financial statements that were approved by Community’s board on September 27, 2004 and have a measurement date (pursuant to APB Opinion No. 25) for accounting purposes in the fourth quarter of 2004.

     33. In the initial S-1, Community had included some variable rate loans with interest rate floors, which were below their interest rate floors, as fixed rate loans, because they felt that those loans behaved more like fixed rate loans. However, Community has recalculated the table on former page 42 to delete from the columns for “Fixed Rate” those variable rate loans with interest rate floors which are “out of the money”. Please see page 44.

     34. Community has added the requested disclosure for the year ended December 31, 2001. Please see page F-29.

     35. Community has made the necessary clarification. Please see page F-33.

     36. An updated consent from Community’s accountants has been included as Exhibit 23.1.

     37. The interim financial statements, all related tables and the MD&A discussion have been updated to September 30, 2004.

David Lyon, Esq.
United States Securities and Exchange Commission
November 15, 2004

Additional Comments

     We wish to call to your attention a change in counsel providing the Nevada law opinion on the validity of the common stock offered by the prospectus. A new opinion of counsel by Santoro, Driggs, Walch, Kearney, Johnson & Thompson, Ltd. is submitted as Exhibit 5.1 (including consent). Subsequent to September 30, 2004, the partner in charge and the principal associate involved in the offering at Alverson, Taylor decided to leave the firm. The associate went in-house at a firm client and the partner began looking for another firm with which to associate. This level of uncertainty was not acceptable to Community and inconsistent with its proposed time table for the offering.

*******

     We trust that this provides you with all of the information requested in your current letter. We respectfully request that you review this amendment as soon as possible. As I have mentioned, it is the underwriters’ desire to commence marketing during the week of November 30. We want to address any additional comments that Staff may have on this amendment prior to printing the red-herrings.

     Thank you for continued courtesy and cooperation in this matter.

Very truly yours,

/s/ John F. Stuart

John F. Stuart
of REITNER & STUART

Encl.

cc w/ encl.:	Michael Volley, Securities and Exchange Commission
Benjamin B. Haskell, The Nasdaq Stock Market, Inc.
Edward M. Jamison
Tim Tiefenthaler
J. Douglas Driggs, Esq.
Jeffrey Wishner
Monte Giese
Gordon Bava, Esq.